UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Sauer-Danfoss Inc.

(Name of Subject Company)

Sauer-Danfoss Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey

Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010

(515) 239-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher
Jeffrey D. Symons
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) to the Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2010 (the “Schedule 14D-9”), amends and supplements the Schedule 14D-9 filed with the SEC on March 19, 2010 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”), relating to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Danfoss A/S, a stock corporation duly incorporated and existing pursuant to Danish law (“Danfoss”), to purchase all of the issued and outstanding shares of Company Common Stock not already owned by Danfoss and its subsidiaries (collectively, the “Danfoss Group”) at a price of $13.25 per share (the “Offer Price”), net to seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated March 10, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

Solicitation Recommendation

The subsection “Solicitation Recommendation” is deleted in its entirety and replaced with the following:

Solicitation Recommendation

The Special Committee, upon consultation with its financial and legal advisors, has unanimously determined that the Offer, as described in the Offer to Purchase included in the Schedule TO filed by Danfoss and Purchaser on March 10, 2010, is substantively and procedurally fair to the stockholders of the Company (other than the Danfoss Group and their affiliates).  The Special Committee unanimously recommends that stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

Pursuant to authority delegated to it on December 30, 2009, the Special Committee has unanimously determined that the Company’s position on the Offer, for purposes of Rules 14d-9 and 14e-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is to recommend that stockholders accept the Offer.  Because of actual or potential conflicts of interest on the part of members of the Company Board other than the members of the Special Committee, the full Company Board has not acted on the Offer and the Company does not expect that it will act on the Offer.  Accordingly, the Company’s position on the Offer has been determined solely by the Special Committee.  The recommendation, including the fairness determination, of the Special Committee is made on its behalf, on behalf of the Board and on behalf of the Company, pursuant to the authority delegated to the Special Committee by the Board on December 30, 2009.

Background of the Offer

The last sentence of the 54th paragraph (the paragraph beginning “On March 8, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

The Special Committee thereafter determined that the Offer was substantively and procedurally fair to the stockholders of the Company (other than the Danfoss Group and their affiliates) and resolved to recommend that the Company’s stockholders accept the offer and tender their shares to Danfoss pursuant to the Offer.

Reasons for the Recommendation of the Special Committee

The first paragraph of the subsection “Reasons for the Recommendation of the Special Committee” is deleted in its entirety and replaced with the following:

In evaluating the Offer, including its substantive and procedural fairness, and recommending that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer, the Special Committee considered numerous factors in consultation with its outside legal counsel and financial advisor, including the following material factors, each of which the Special Committee believes supported its determinations:

The following is inserted after the last sentence of the paragraph entitled “Special Committee Formation and Arm’s-Length Negotiations.”:

The Special Committee is composed of members of the Board who are neither affiliated with Danfoss nor employed by the Company.  Other than establishing and authorizing the Special Committee to act solely on behalf of the stockholders of the Company (other than the Danfoss Group and their affiliates) for purposes of negotiating the terms of the Offer and/or evaluating the substantive and procedural fairness of the Offer, a majority of directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders.  The Company determined that the Special Committee is better suited to determine the substantive and procedural fairness of the Offer than a majority of the directors of the Board who are not employees of the Company because a number of the directors of the Board who are not employees of the Company are affiliated with the Danfoss Group.  Based upon the foregoing, the Special Committee believes that the Offer is procedurally as well as substantively fair to the stockholders of the Company (other than the Danfoss Group and their affiliates) and resolved to recommend that the Company’s stockholders accept the offer and tender their shares to Danfoss pursuant to the Offer.

The following is inserted at the end of the paragraph beginning “The Special Committee did not consider the liquidation…”:

Further, the Special Committee did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs.  The Special Committee did not separately consider the Company’s going concern value as it believes that such value is adequately reflected in the various analyses summarized in “The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee—Lazard Opinion and Analysis” and “The Solicitation or Recommendation—Summary of Financial Analysis and Opinion of the Special Committee’s Financial Advisor” that the Special Committee used in making its determination.  The Company and its affiliates are not aware of any firm offers made by any persons not affiliated with the Company during the past two years with respect to (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of the Company or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

The last sentence of the last paragraph in the subsection “Reasons for the Recommendation of the Special Committee” is deleted in its entirety and replaced with the following:

After weighing all of these considerations, the Special Committee determined that the Offer was substantively and procedurally fair to the stockholders of the Company (other than the Danfoss Group and their affiliates), unanimously approved the terms of the Offer and recommended that stockholders of the Company tender their shares of Company Common Stock in the Offer.

Summary of Financial Analysis and Opinion of the Special Committee’s Financial Advisor

The following is inserted before the paragraph beginning “Based on publicly available Wall Street analysts’ estimates…” under the subsection “Valuation Analysis—Selected Comparable Companies Analysis”:

Lazard used the following criteria in selecting comparable companies:

•                                          Publicly traded companies that make hydraulics components and equipment and are competitors to the Company. Sun Hydraulics is a publicly traded hydraulics company, but was excluded because at the time of the final analysis there was not any updated research coverage on the company that provided forward earnings estimates that Lazard could use to calculate trading multiples. Furthermore, Sun Hydraulics’ primary focus is on different product categories than those of the Company.

•                                          Publicly traded customers of the Company with exposure to the same end markets and earnings cycles as the Company.

•                                          Mid-cap industrial companies with market capitalization of between $500 million and $2 billion which also have cyclical industrial end market exposure.

Other than the exception of Sun Hydraulics noted above, these criteria were applied consistently and no exclusions were made.

The following is inserted after the first sentence of the first paragraph of the subsection “Selected Precedent Transactions Analysis”:

The criteria set forth in the preceding sentence were consistently applied in such analysis.

The following is inserted after the first sentence of the first paragraph of the subsection “Minority Buy-In Premia Paid Analysis”:

The criteria set forth in the preceding sentence were consistently applied in such analysis, with the exception that Lazard excluded banking and REIT transactions which it deemed not comparable and relevant.

Item 8.  Additional Information

Forward-Looking Statements

The last sentence of the last paragraph of the subsection “Forward-Looking Statements” is hereby deleted in its entirety.

Item 9.  Exhibits.

The following exhibits are filed herewith or incorporated herein by reference with this Statement.

(a)(1)	Press Release issued by the Company on December 22, 2009 (incorporated by reference to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 23, 2009)

(a)(2)	Press Release issued by the Company on March 9, 2010 (incorporated by reference to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on March 10, 2010)

*(a)(3)	Opinion of Lazard Frères & Co. LLC, dated March 10, 2010

(a)(4)	Press Release issued by the Company on March 19, 2010 (incorporated by reference to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on March 19, 2010)

(a)(5)	Press Release issued by the Company on March 31, 2010

(e)(1)

The sections titled “Security Ownership of Certain Beneficial Owners and Management,” “Governance of the Company,” “Executive Compensation,” “Summary Compensation Table,” “Grants of Plan-Based Awards Table,” “Summary Compensation And Grants Of Plan-Based Awards Narrative,” “Potential Payments Upon Termination or Change of Control,” “Director Compensation Table” and “Director

Compensation Narrative” contained in the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Stockholders of Sauer-Danfoss Inc. filed with the SEC on April 29, 2009 and incorporated herein by reference

(e)(2)

The Amended and Restated Certificate of Incorporation of Sauer-Danfoss Inc. dated July 10, 2008, filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on July 11, 2008 and incorporated herein by reference

(e)(3)

Credit Agreement dated as of November 9, 2009 by and between Sauer-Danfoss Inc. and Danfoss A/S, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2010 and incorporated herein by reference

(e)(4)

The Trademark and Trade Name Agreement dated as of May 3, 2000 by and between the Company and Danfoss A/S, filed as Exhibit 10.1(ac) to the Company’s Quarterly Report on Form 10-Q filed on August 16, 2000 and incorporated herein by reference

(e)(5)

The Employment Contract dated April 6, 2009 and effective as of May 1, 2009 by and between Sauer-Danfoss GmbH & Co. OHG and Jesper V. Christensen, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 6, 2009 and incorporated herein by reference

(e)(6)

The form of Indemnification Agreement entered into between Sauer-Danfoss Inc. and each of its directors and certain officers, filed as Exhibit 10.1(c) to Amendment No. 1 to the Company’s Form S-1 Registration Statement filed on April 23, 1998 and incorporated herein by reference

(e)(7)

The Employment Contract effective as of January 1, 2009 by and between Sauer-Danfoss GmbH & Co. OHG and Sven Ruder, filed as Exhibit 10.2 to the Company’s Form 8-K filed on January 21, 2009 and incorporated herein by reference

(e)(8)

The Executive Employment Agreement with Kenneth D. McCuskey dated December 15, 2008 and effective December 31, 2008, filed as Exhibit 10.1(u) to the Company’s Annual Report on Form 10-K filed on March 24, 2009 and incorporated herein by reference

(e)(9)

The Executive Employment Agreement with Wolfgang Schramm dated December 15, 2008 and effective December 31, 2008, filed as Exhibit 10.1(w) to the Company’s Annual Report on Form 10-K filed on March 24, 2009 and incorporated herein by reference

(e)(10)

The Change in Control Agreement between Sauer-Danfoss (US) Company Inc. and Charles K. Hall dated March 8, 2004, attached as Exhibit 10.1(x) to the Company’s Annual Report on Form 10-K filed on March 4, 2010 and incorporated herein by reference

(e)(11)

The First Amendment to the Change in Control Agreement between Sauer-Danfoss (US) Company and Charles K. Hall dated December 20, 2008, attached as Exhibit 10.1(y) to the Company’s Annual Report on Form 10-K filed on March 4, 2010 and incorporated herein by reference

(e)(12)	The Registration Rights Agreement, filed as Exhibit 10.1(b) to Amendment No. 1 to the Company’s Form S-1 Registration Statement filed on April 23, 1998 and incorporated herein by reference

(e)(13)

The Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan, filed as Exhibit 10.1(p) to Amendment No. 1 to the Company’s Form S-1 Registration Statement filed on April 23, 1998 and incorporated herein by reference

(e)(14)

The Amendment, effective May 3, 2000, to the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan referred to in Exhibit (e)(18) above, filed as Exhibit 10.1(v) to the Company’s Quarterly Report on Form 10-Q filed on August 16, 2000 and incorporated herein by reference

(e)(15)

The Amendment to the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan effective December 4, 2002, filed as Exhibit 10.1(bd) to the Company’s Annual Report on Form 10-K filed on March 12, 2003 and incorporated herein by reference

(e)(16)	The Second Amendment to Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan, filed as Exhibit 10 to the Company’s Current Report on Form 8-K filed on August 24, 2006 and incorporated herein by reference

(e)(17)

The Sauer-Danfoss Inc. Non-employee Director Stock Option and Restricted Stock Plan, filed as Exhibit 10.1(q) to Amendment No. 1 to the Company’s Registration Statement filed on April 23, 1998 and incorporated herein by reference

(e)(18)

The Amendment, effective May 3, 2000, to the Sauer-Danfoss Inc. Non-Employee Director Stock Option and Restricted Stock Plan referred to in Exhibit (e)(22) above, filed as Exhibit 10.1(x) to the Company’s Quarterly Report on Form 10-Q filed on August 16, 2000 and incorporated herein by reference

(e)(19)

The Amendment to the Sauer-Danfoss Inc. Non-Employee Director Stock Option and Restricted Stock Plan effective December 4, 2002, filed as Exhibit 10.1(ak) to the Company’s Annual Report on Form 10-K filed on March 12, 2003 and incorporated herein by reference

(e)(20)

The Sauer-Danfoss Inc. Deferred Compensation Plan for Selected Employees dated December 9, 2003, filed as Exhibit 10.1(bk) to the Company’s Annual Report on Form 10-K filed on March 15, 2004 and incorporated herein by reference

(e)(21)

First Amendment to the Sauer-Danfoss Inc. Deferred Compensation Plan for Selected Employees, effective December 31, 2005, filed as Exhibit 9.1 to the Company’s Current Report on Form 8-K filed on December 7, 2005 and incorporated herein by reference

(e)(22)

The Sauer-Danfoss Inc. Supplemental Executive Savings & Retirement Plan (As Amended and Restated Effective as of January 1, 2008), filed as Exhibit 10.1(ao) to the Company’s Annual Report on Form 10-K filed on March 24, 2009 and incorporated herein by reference

(e)(23)

Form of 2005 Performance Unit Award Agreement under the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan is attached as Exhibit 10.1(bx) to the Company’s Quarterly Report on Form 10-Q filed on May 10, 2005 and incorporated herein by reference

(e)(24)

Form of Non-employee Director Restricted Stock Award Agreement under the Sauer-Danfoss Inc. Non-employee Director Stock Option and Restricted Stock Plan is attached as Exhibit 10.1(by) to the Company’s Quarterly Report on Form 10-Q filed on May 10, 2005 and incorporated herein by reference

(e)(25)

The Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees (As Amended and Restated Effective as of January 1, 2008), filed as Exhibit 10.1(ar) to the Company’s Annual Report on Form 10-K filed on March 24, 2009 and incorporated herein by reference

(e)(26)	The Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan is filed as Appendix A to the Company’s Definitive Proxy Statement filed on April 24, 2006 and incorporated herein by reference

(e)(27)

Form of Performance Unit Award Agreement under the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan is attached as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 7, 2006 and incorporated herein by reference

(e)(28)

Form of Performance Unit Award Agreement under the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 5, 2007 and incorporated herein by reference

(e)(29)

Form of Cash-Based Award Agreement under the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan is attached as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 5, 2007 and incorporated herein by reference

(e)(30)

Form of Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan Restricted Stock Award Agreement, filed as Exhibit 10.1(aq) to the Company’s Annual Report on Form 10-K filed on March 4, 2010 and incorporated herein by reference

(e)(31)

The Sauer-Danfoss Inc. Final Average Pay Supplemental Retirement Benefit Plan is attached as Exhibit 10 to the Company’s Current Report on Form 8-K filed on September 17, 2007 and incorporated herein by reference

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SAUER-DANFOSS INC.

By:	/s/ KENNETH D. MCCUSKEY
	Name:	Kenneth D. McCuskey
	Title:	Vice President and Chief Accounting Officer

Dated:  March 31, 2010